March 21, 2014

Via EDGAR
Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 23, 2013
Form 10-Q for the Quarterly Period Ended December 31, 2013
Filed February 10, 2014
File No. 001-33461

Dear Mr. Gilmore:
Set forth below are the responses of Solera Holdings, Inc. (“Solera” or the “Company”) to the comment letter of February 21, 2014 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission regarding the above-referenced Form 10-K and Form 10-Q (the “Filings”).
To facilitate your review, the comments contained in the Comment Letter are restated below (using the same numbering as contained in the Comment Letter), followed by Solera’s responses to each comment.
Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview of the Business, page 31

1.
We note your August 2012 announcement of your “Mission 2020” goal to generate $2 billion in revenue and $800 million in Adjusted EBITDA by fiscal year 2020, and your discussion of this goal in certain of your earnings releases since the initial announcement. In your earnings calls, you have discussed the different phases of achieving Mission 2020, including your intention to invest $1 billion to diversify your business and strengthen your infrastructure as part of phase I. Please tell us what consideration you have given to discussing in your Management’s Discussion and Analysis section any known material commitments, trends or uncertainties in connection with achieving your Mission 2020 goal, the capital resources necessary to implement the phases discussed in your earnings calls, and the key drivers you expect to impact revenue growth. Refer to Item 303(a) of Regulation S-K, Section III.B of SEC Release 33-6835, and Section III.B SEC Release 33-8350.

As we have previously disclosed in our Current Report on Form 8-K filed April 2, 2013, Phase I of our Mission 2020 goal runs through the end of our fiscal year ending June 30, 2017. Our disclosures in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (the “Form 10-K”) have been prepared with a view towards disclosing both our short-term and long-term strategic and operational objectives, including Phase I of our Mission 2020 goal.

In this regard, we refer you to the following disclosures in our Form 10-K, each of which takes into account Phase I of our Mission 2020 goal:

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
March 21, 2014

Disclosure	Form 10-K Page Number Reference
Material commitments, trends or uncertainties	Page 44
Liquidity and capital resources	Page 44
Key drivers impacting revenue growth	Pages 34 - 36

In addition, Item 1A - Risk Factors of our Form 10-K includes certain risk disclosures associated with and inherent in our business that may impact our ability to meet our strategic and operational objectives, including Phase I of our Mission 2020 goal.

For the sake of clarity and for the Staff’s information, (i) we believe that our existing cash on hand, cash flow from operations and the net proceeds from any future issuances of our debt and/or equity securities will be sufficient to fund our capital requirements to execute Phase I of our Mission 2020 goal, and (ii) we did not have at the time we filed our Form 10-K and, as of March 21, 2014, do not have any material commitments relating to Phase I of our Mission 2020 goal.

In our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will make specific references to our Mission 2020 goal in connection with the above-referenced disclosures and other relevant disclosures, including any known material commitments, trends or uncertainties, the capital resources necessary to achieve our Mission 2020 goal and the key drivers we expect to impact revenue growth in our business.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combinations, page 9

2.
We note your disclosure on page 51 of the various ways that your ability to operate and integrate the operations of SRS is limited by the terms of your agreements with WCAS. Please explain to us how you determined that consolidation of SRS was appropriate and refer to the authoritative guidance that supports your accounting.

In concluding that consolidation of SRS is appropriate, we referred to the authoritative guidance in ASC 810-10, which identifies two primary models for determining whether consolidation is appropriate: the variable interest entity (“VIE”) model and the voting interest model.

In order to determine if SRS should be considered a VIE, we referred to the authoritative guidance in ASC 810-10-15-14(c). We concluded that SRS would be considered VIE based on the following considerations:

•
After August 1, 2018 and until December 31, 2018, WCAS may require us to purchase its shares in one transaction for cash at a specified price based on a multiple of WCAS’s cost basis in those shares (the “WCAS Special Put Right”). We have concluded that the WCAS Special Put Right provides WCAS with a guaranteed rate of return on its investment in SRS. Accordingly, we are obligated to absorb the residual losses of SRS.

•
We and WCAS each own 50% of the outstanding voting shares of SRS and various corporate actions, including the approval of the annual budget, require the approval of both shareholders. Further, the Board of Directors of SRS is comprised of three representatives from Solera, three representatives from WCAS and an additional independent board member to be mutually agreed upon by both parties. Therefore, our voting rights in SRS are not proportionate to our obligation to absorb the residual losses of SRS.

•
Although the activities of SRS are conducted on behalf of both us and WCAS, we have determined that we have a de facto agent relationship with WCAS per ASC 810-10-25-43(b) as the WCAS Special Put Right does not allow WCAS to manage its economic risks and rewards from its interest in SRS. As WCAS is acting as our agent, substantially all the activities of SRS are conducted on our behalf.

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
March 21, 2014

We then referred to the authoritative guidance in ASC 810-10-25-44 which states “If two or more related parties (including de facto agents described in the preceding paragraph) hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify the party as the primary beneficiary, then the party with the related party group that is most closely associated with the VIE is the primary beneficiary.”

In our evaluation of ASC 810-10-25-44, we considered the following:

•	The existence of a principal-agency relationship between us and WCAS and our conclusion that we are the principal in this relationship.

•
The activities of SRS are more closely aligned with the activities of our business as we both provide services to customers in the automotive repair industry, whereas WCAS is principally an investment company. Further, our Chief Executive Officer, Tony Aquila, is Co-Chairman of the Board of Directors of SRS. Mr. Aquila provides operational guidance and oversight to the Chief Executive Officer of SRS and, in this regard, will have the ability to influence the operational culture and strategic direction of the SRS business, including (i) leveraging the benefit of Solera’s operating culture in order to drive operating efficiencies, waste reduction, and improved financial results, (ii) leveraging Solera’s international infrastructure to accelerate international expansion of the SRS business, and (iii) potentially roll-out other Solera service, maintenance, and repair assets into SRS. In addition, we have the ability to appoint the Chief Executive Officer and all other senior executives of SRS. Due to these factors, we have operational control of SRS, including the ability to direct and influence business activities that will most significantly impact SRS’s financial performance.

•	Due to the WCAS Special Put Right, we are exposed to the variability associated with the economic performance of SRS.

•
The design of the put and call rights provide WCAS with a mechanism to obtain liquidity and to provide us with a clearly defined path to the majority voting ownership interest in, and ultimately sole ownership of, SRS. Further, except in the case of our default under the shareholders agreement, the terms of the shareholders agreement between us and WCAS do not provide WCAS with the ability to increase its ownership interest in SRS above 50%.

Based on the above considerations, we concluded that we are the primary beneficiary of SRS and therefore our consolidation of SRS is appropriate.

Note 7. Accumulated Other Comprehensive Income (Loss), page 15

3.
We note your disclosure here and on page 5. Please tell us how you considered disclosing the amounts of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments. Please refer to ASC 220-10-45-12.

The disclosure of reclassifications out of accumulated other comprehensive income (loss) provided in Note 7 of our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013 resulted from our adoption of ASU Topic No. 2013-02, codified in ASC 220-10, in the first quarter of our fiscal year 2014. Although we provided disclosure of the amounts of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments, in our Annual Report on Form 10-K for the fiscal year ended June 30, 2013, we did not consider similar disclosure in our Quarterly Report on Form 10-Q. However, in future filings of our Quarterly Reports on Form 10-Q, we will provide disclosure of the amounts of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments consistent with the guidance provided in ASC 220-10.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
March 21, 2014

Liquidity and Capital Resources, page 41

4.
We note your disclosure on page 44 of your Form 10-K for the Fiscal Year Ended June 30, 2013 where you disclose the amount of cash associated with permanently reinvested foreign earnings and the tax effect if you were to repatriate these earnings. Please tell us how you considered providing similar disclosure in your Form 10-Q.

We refer you to our response in our letter dated March 18, 2011 related to your comment 1 (which comment was delivered to us at a time that we were repatriating cash to the United States) previously cleared by the Staff. In our response to comment 1, we agreed to provide liquidity disclosures regarding the potential tax and liquidity impact associated with the repatriation of undistributed foreign earnings, including the amount of cash associated with permanently reinvested foreign earnings, in future filings of our Annual Reports on Form 10-K. In our Annual Reports on Form 10-K for the fiscal years ended June 30, 2011, 2012 and 2013, we have provided such disclosures.

During our fiscal year 2014 to date, we have not repatriated funds to the U.S. for any reason and there have been no other significant, unusual or nonrecurring changes in the amount of cash associated with permanently reinvested foreign earnings. Accordingly, we have not provided further disclosure of the amount of cash associated with permanently reinvested foreign earnings and the tax effect if we were to repatriate these earnings in our Quarterly Report on Form 10-Q for the Period Ended December 31, 2013.

However and irrespective of any repatriation efforts during the applicable period, in future filings of our Quarterly Reports on Form 10-Q, we will provide disclosure of the amount of cash associated with permanently reinvested foreign earnings and the tax effect if we were to repatriate these earnings.

In response to the request of the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments, please contact me at (817) 961-2115.

Sincerely,
/s/ Jason M. Brady
Jason M. Brady
Senior Vice President,
General Counsel and
Secretary

cc:	Frank Knapp, Securities and Exchange Commission
Christine Davis, Securities and Exchange Commission
Ji Kim, Securities and Exchange Commission
Katherine Wray, Securities and Exchange Commission
Tony Aquila, Solera Holdings, Inc.
Renato Giger, Solera Holdings, Inc.
Greg Endo, Deloitte & Touche LLP